

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

J. Michael French
Director, President, and Chief Executive Officer
Marina Biotech, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

> **Re: Marina Biotech, Inc. formerly MDRNA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 000-13789**

Dear Mr. French:

We have reviewed your August 19, 2010 response to our August 5, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Fair Value Liability for Price Adjustable Warrants, page 32

1. Refer to your response to prior comment two. Please tell us and revise your disclosure to address how you have modified your Black-Scholes-Merton model inputs in order to adjust for the price adjustment features of your warrants, and disclose the basis for your probability weighting adjustments.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding our comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant